# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icon Energy Corp, CIK 0001995574
CUSIP: Y4001C305
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 17th km National Road, Athens-Lamia & Foinikos Str., Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 10/29/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002129459
Persons authorized to receive notices and communications: Peter M. Deeb, 1800 - 141 Adelaide Street West, Toronto, Ontario Canada (A6), M5H 3L5, 1-416-862-8651

## Reporting persons
- Hampton Financial Corp. (CIK 0002129459): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 325,000; shared voting power 0; sole dispositive power 325,000; shared dispositive power 0; aggregate amount beneficially owned 325,000 (9% of the class)
- Mr. Peter M. Deeb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 325,000; shared voting power 0; sole dispositive power 325,000; shared dispositive power 0; aggregate amount beneficially owned 325,000 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Icon Energy Corp
Address of issuer's principal executive offices: 17th km National Road, Athens-Lamia & Foinikos Str., Athens, Greece (J3), 14564

## Item 4. Purpose of Transaction
Purpose of transaction:
The following supplements the disclosure set forth in the original 13D:

On October 29, 2026, Hampton sent a letter to the Issuer, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: No transactions in the Common Shares have been effected by the Reporting Persons since the filing date of the original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following supplements the disclosure set forth in the original 13D:

99.4 - Letter to the Issuer sent on October 29, 2026.

## Signatures
- Hampton Financial Corp.: /s/ Peter M. Deeb, Peter M. Deeb/CEO (11/02/2026)
- Mr. Peter M. Deeb: /s/ Peter M. Deeb, Not Applicable (11/02/2026)